UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 000-29970

THE DESCARTES SYSTEMS GROUP INC.
(Translation of registrant’s name into English)

120 Randall Drive
Waterloo, Ontario
Canada N2V 1C6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [x]

The attached Quarterly Report to Shareholders for the quarter ended July 31, 2023 is furnished herewith as Exhibit 99.1.

The attached Press Release Issued September 6, 2023 is furnished herewith as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.

(Registrant)

By:	/s/ Peter V. Nguyen
Name:	Peter V. Nguyen
Title:	General Counsel

Date: September 6, 2023

EXHIBITS

Exhibit No.	Description

99.1	Quarterly Report to Shareholders for the quarter ended July 31, 2023
99.2	Press Release Issued September 6, 2023
Ex. 101	Interactive Data File (formatted in Inline XBRL)